Kyivstar Group Ltd.

Index Tower (East Tower)

Unit 1703

Dubai (DIFC)

United Arab Emirates

July 10, 2025

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F Street, N.E.s Washington, D.C. 20549
Attention:	Aliya Ishmukhamedova Matthew Derby Melissa Kindelan Kathleen Collins

Re:	Kyivstar Group Ltd. Amendment No. 1 to Registration Statement on Form F-4 Filed June 24, 2025 File No. 333-287802 CIK: 0002062440

Ladies and Gentlemen:

Kyivstar Group Ltd. (“Kyivstar”) and VEON Holdings B.V. (“VEON Holdings”) (Kyivstar and VEON Holdings, collectively, the “Registrants”) submit this letter in response to comments of the staff (the “Staff”) of the Office of Technology, Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 3, 2025 (the “Comment Letter”), relating to the above-referenced Amendment No. 1 to the Registration Statement on Form F-4 (the “Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comments in this letter as set forth in the Comment Letter, and we have set forth the Registrants’ responses immediately below the Staff’s comments.

The Registrants have revised the Registration Statement in response to the Staff’s comments and are submitting an Amendment No. 2 to the Registration Statement (“Amendment No. 2”) concurrently with this letter, which reflects the revisions and clarifies certain other information set forth therein. The page numbers in the text of the Registrants’ responses correspond to the page numbers in Amendment No. 2. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2.

Securities and Exchange Commission

July 10, 2025

Amendment No. 1 to Registration Statement on Form F-4

Questions and Answers About the Business Combination...

What are the possible sources and the extent of dilution..., page xviii

1.	Staff comment: We note your revised disclosure in response to prior comment 5 as it relates to the change in net tangible book value per share attributable to Cohen Circle shareholders. Please further revise your disclosures as follows:

●	Remove the change in net tangible book value per share information from the dilution table on page xviii.

●	Revise to include an introductory paragraph to the first table on page xix explaining what the table is intended to convey.

●	Move the paragraph immediately preceding the first table on page xix to precede the second table on that page, which is the table that your current disclosure describes.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on pages xvii to xix accordingly.

Summary of the Proxy Statement/Prospectus

JSC Kyivstar, page 1

2.	Staff comment: We note your revised disclosures in response to prior comment 6. Please further revise here to state the total amount of revenue JSC Kyivstar generated and the amount not attributable to digital products and services (i.e. mobile services, including voice, message and wireless internet and fixed-line telecommunications). Also, revise to remove any reference to revenue generated by Uklon in fiscal 2023 and 2024, which is prior to the April 2025 acquisition.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on page 1 and throughout accordingly.

Kyivstar Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators

Mobile customers, page 175

3.	Staff comment: We note your revised disclosures in response to prior comment 10. Please further revise to indicate here, if true, that subscribers are the same as customers, since you still refer to subscribers throughout.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on page 175 accordingly.

Securities and Exchange Commission

July 10, 2025

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Jennifer M. Gascoyne (by telephone at +44.20.7710.1029 or by email at Jennifer.Gascoyne@lw.com).

Sincerely,

KYIVSTAR GROUP LTD.

/s/ Kaan Terzioğlu
Name:	Kaan Terzioğlu
Title:	Executive Chairman and Director

VEON HOLDINGS B.V.

/s/ Kaan Terzioğlu
Name:	Kaan Terzioğlu
Title:	Director

/s/ Maciej Mojtaszek
Name:	Maciej Wojtaszek
Title:	Director

VIA EDGAR

cc:	Jennifer M. Gascoyne
Latham & Watkins LLP

Rahul Patel Morgan, Lewis & Bockius LLP